EXHIBIT 19.1
Securities Transaction Policy

Policy Summary:

Newell Brands Inc., together with all of its direct and indirect subsidiaries (collectively, the “Company”) has instituted the following Securities Transaction Policy (the “Policy”), which applies to all of the Company’s directors, officers and employees (collectively, “Covered Persons”). However, as set forth herein, some provisions apply only to certain Covered Persons. The purpose of the Policy is to implement procedures designed to protect the Company and assist Covered Persons in complying with the requirements of the federal securities laws relating to transactions in the Company’s securities. The consequences of violating any of these requirements can be very serious to you and the Company, and can include civil and criminal penalties. Failure to comply with the Policy may also result in Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply results in a violation of law. Your careful attention and adherence to the Policy is expected and appreciated.

Please refer all questions about this Policy to one of the Company’s Compliance Officers. The Company has designated the Company’s Chief Legal & Administrative Officer, Bradford R. Turner, and the Company’s Deputy General Counsel, Brian J. Decker, as Compliance Officers, and has designated the Governance and Securities Paralegal as the Company’s Filing Coordinator. The Compliance Officers also will keep Covered Persons apprised of relevant current legal developments in the securities trading area. If any Covered Person becomes aware of an apparent violation of any provision of the Policy by any Covered Person, he/she must report the relevant facts to the Company’s Compliance Officer. In that event, as is the case with any consultation with an attorney employed by the Company, Company attorneys act exclusively for the Company and not as attorneys for any Covered Persons in his/her individual capacity.

Applicability:

All of the Company’s directors, officers and employees

Policy Specifics:

A.INSIDER TRADING AND “TIPPING”

General Rule

Company Securities

As a general rule, Covered Persons who possess material non-public information about the Company, and persons who have received material non-public information from Covered Persons of the Company, are subject to the “abstain or disclose” rule - that is, they are required by the securities laws either (1) to refrain from both passing the Company information on to others (“tipping”) and from trading in or recommending the purchase or sale of Company securities or of options on (or any other derivatives relating to) those securities, or (2) to disclose such Company information to the investing public before trading in those securities. In virtually all cases, of course, it will be improper for the

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Covered Person to disclose any non-public information without the express prior permission of the original source of the information, such as senior Company management. Thus, invariably a Covered Person with material non-public information cannot trade while in possession of that information or disclose the information to others who may trade. Impermissible tipping includes advising another person or entity to trade in Company securities when the Covered Person himself/herself is prohibited from trading. More generally, it is unlawful for a Covered Person to deceive anyone when transacting in Company securities. To avoid inadvertent tipping, Covered Persons should refrain from commenting on or responding to questions about the Company while in possession of material non-public information. This includes participating in internet “chat rooms,” “message boards,” or other discussion groups.

Securities of Other Companies

It is also generally impermissible to “tip” or disclose material non-public information or trade in securities of any company when the information was initially disclosed, or would be used, in breach of a duty to maintain the information in confidence. For example, such would be the case when someone obtains from a vendor or customer non-public information that is material to the value of a security issued by another entity. This also applies to information about another company that is obtained in confidence from the Company itself. Accordingly, a Covered Person must resolve any uncertainty in favor of treating information as confidential where the information is material and non-public and the original source of the information has not given express permission to use the information to engage in a securities transaction.

Duration of the Prohibition on Insider Trading

The prohibitions in the prior two paragraphs remain in effect until the information has been substantially disclosed to the public or is no longer material. Thus, a Covered Person who is aware of material non-public information regarding the Company cannot trade in Company securities until that specific information has become public or is no longer material. Of course, if by that time the Covered Person has learned of additional material non-public information about the Company, the awareness of such subsequent information would independently preclude trading.

Violation of laws prohibiting insider trading can result in civil liability to third persons, civil penalties obtained by the government, fines and imprisonment.

Other Prohibitions

Covered Persons may not:

•pledge Company securities, including purchase Company securities on margin;
•hedge any position they may have in Company securities; or
•short sell Company securities.

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Materiality

Generally, a fact is considered material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Examples of types of information that may be material, depending on the facts of the particular situation, include, but are not limited to, the following:

1.A proposal or agreement for a merger, acquisition or divestiture, or for the sale or purchase of significant assets.

2.Significant information or estimates about revenues, earnings or other financial metrics.

3.A proposal or agreement concerning a financial restructuring or an extraordinary borrowing.

4.A proposal to issue or redeem securities or a development with respect to a pending issuance or redemption of securities.

5.A proposal or action regarding the Company’s dividend policy, including a stock dividend or stock split.

6.A significant expansion or contraction of operations, including planned layoffs.

7.Significant increases or decreases in orders or information about major contracts (execution, termination, etc.).

8.Liquidity problems, payment or covenant defaults or actions by creditors or suppliers relating to the Company’s credit standing.

9.Significant management developments.

10.Major legal proceedings; and

11.A significant data breach or cybersecurity incident

Any given item of information must be evaluated in light of all the relevant circumstances in order to make a determination as to materiality. Should you have any questions as to whether non-public information is material, you should consult with the Company’s Compliance Officer or his delegate.

Nonpublic Information

Nonpublic information is information that is not generally available to ordinary investors in the marketplace or in general circulation. In order to conclude that information is public, one must be able to point to some fact to show that the information is generally available, for example, its announcement in a press release, a filing with the Securities and Exchange Commission (“SEC”), or publication in a major news or other publication of general circulation, such as The Wall Street Journal. The appearance of information solely on a company’s Web site or social media account may not be sufficient to conclude that it has become “public” for these purposes.

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B.SECURITIES TRANSACTIONS BY COVERED PERSONS

General Policy and Rules

All transactions in Covered Person Accounts are covered at all times by the prohibitions described in Part A of this Policy. For the purposes of this Policy, a “Covered Person Account” includes (1) the Covered Person’s own account, (2) accounts of the Covered Person’s spouse, domestic partner, any minor children and any other relatives (including by marriage) living in the Covered Person’s home, (3) any account in which any person listed in (1) or (2) has a beneficial interest, such as an IRA, and (4) any account over which any person listed in (1) or (2) exercises control or investment influence. Limitations on the scope of the meaning of “Covered Person Account” in the circumstances of a particular Covered Person may be made in writing by the Compliance Officer upon the written request of a Covered Person. Additional limitations on trading activities by directors and certain officers of the Company are described in Part F of this Policy.

The Company discourages all Covered Persons from engaging in short–term speculative trading in Company securities. As set forth under Part D of this Policy, certain Covered Persons are prohibited from purchasing or selling exchange-traded options on the Company’s securities. All Covered Persons are prohibited from engaging in excessive trading and trading that interferes with an employee’s job responsibilities. Covered Persons are expressly prohibited from engaging in frequent in and out trading in the securities of the Company in their Covered Person Accounts, including any account in the Newell Stock Fund under the Company’s 401(k) Plan.

Blackout Policy for Certain Covered Persons

This Policy prohibits trading in Company securities by members of the Newell Brands Inc. Board of Directors and certain Company employees, typically beginning on the fifteenth calendar day of the third month of each calendar quarter. This prohibition ends on the later of (i) the opening of trading on the first business day after the release of the Company’s earnings for the quarter; or (ii) 24 hours after such release. The Compliance Officer shall notify all Covered Persons when the prohibition on trading commences and ends. The Compliance Officer shall also have the discretion to extend a quarterly Blackout Period or institute a new Blackout Period. After the Blackout Period ends, all Covered Persons remain subject to the “General Rules” set forth in Part A of this Policy.

Who is covered by the Blackout Policy?

•Members of the Board of Directors and Section 16 Officers of Newell Brands Inc.;
•Executive Leadership Team members or members of any functionally similar committee established by the Chief Executive Officer of Newell Brands Inc.;

•All Company employees with the title or job grade of Vice President or higher;

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•All employees in Corporate Accounting, Corporate Internal Audit, Corporate Business Planning & Analysis, Investor Relations, Corporate Communications, Master Data & Information Delivery, Strategy & Analytics, Strategic Initiatives, Tax, and Treasury;

•Any other employee designated by a Compliance Officer who has, or may have, access to the Company’s consolidated quarterly or annual financial results or other significant financial information; and

•Covered Person Accounts of any of the persons listed above. It is the Covered Person’s responsibility to advise these other parties about the blackout requirement.

What transactions are PROHIBITED during a Blackout Period?

•Purchase or sale of Company securities and related derivative securities, including transactions in the open market or through a broker or under a securities purchase or sale plan (unless in accordance with pre-arranged written plans that comply with SEC Rule 10b5-1);

•Exercise of stock options where any Company stock, including any of the acquired stock, is sold in the market during the Blackout Period (unless in accordance with pre- arranged written plans that comply with SEC Rule 10b5-1);

•Transfer of existing balances into or out of the Newell Stock Fund under the 401(k) Plan;

•Elections that increase or decrease the rate of deferral contributions to the Newell Stock Fund under the 401(k) Plan; and

•Elections to participate in, or to terminate participation in, the Company’s dividend reinvestment plan (or an equivalent plan offered through a third-party broker).

What transactions are PERMITTED during a Blackout Period?

•Exercise of stock options, including cashless exercises, provided that no Company stock is sold in the market in connection with the option exercise;

•Regular investment of deferral and matching contributions, including dividend reinvestments, in the Newell Stock Fund under the 401(k) Plan pursuant to pre-existing elections;

•Regular reinvestment in the Company’s dividend reinvestment plan and employee stock purchase plan (or an equivalent plan offered through a third-party broker) pursuant to pre-existing elections;
•Transfer of Company securities that does not result in a change in beneficial ownership; and

•Transactions that comply with SEC Rule 10b5-1 pre-arranged written plans.

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Any question whether a transaction is prohibited or permitted during a Blackout Period should be raised with the Compliance Officer.

In addition to the standard end-of-quarter Blackout Periods, the Company may, from time to time, impose other, event-specific Blackout Periods by notifying those persons who are affected.

C.RULE 10b5-1

Covered Persons covered by the Blackout Policy who may wish to engage in transactions in Company securities, including gifts, that may occur during the Blackout or at some period when they may be aware of material non-public information regarding the Company or its securities and thus are prohibited from trading in those securities may pre- arrange such transactions in accordance with a plan that complies with SEC Rule 10b5-
1.Rule 10b5-1 generally prohibits an individual from exercising any influence over the amount, price or timing of any trade once a plan is adopted.

A Rule 10b5-1 plan must not be entered into during a Blackout Period or at a time when the Covered Person is aware of any material non-public information about the Company or its securities, and such plan must be entered into, adopted or modified in good faith and not as part of a plan or scheme to evade this Policy or the federal securities laws. Each Covered Person must provide a written certification of these statements to the Compliance Officer or his delegate.

All Rule 10b5-1 plans must contain a mandatory cooling off period following adoption or modification of a plan that begins on the date of plan adoption or modification and ends the later of (i) 90 days following plan adoption or modification and (ii) two business days following the filing of a Form 10-Q or 10-K by the Company covering the financial reporting period in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification) before any trading can commence. The entry into, amendment or termination of any Rule 10b5-1 plan must be approved in advance, in writing, by the Compliance Officer or his delegate.

Any trades consummated pursuant to a Rule 10b5-1 plan must promptly be reported to the Compliance Officer or his delegate. Note that current SEC rules require the Company to disclose on a quarterly basis the name of each director or officer having an outstanding Rule 10b5-1 plan and the material terms of that plan.

D.TRANSACTIONS IN LISTED OPTIONS

All Covered Persons who are subject to the Blackout Period are prohibited from buying or selling publicly traded options, including puts and calls, on the Company’s securities at any time. This prohibition applies whether or not any such Covered Person is in possession of any material non-public information and whether or not a Blackout Period is in effect.

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E.PRE-CLEARANCE POLICY

Covered Persons subject to the Pre-Clearance Policy are prohibited from engaging in any transaction in Company securities without pre-clearance. In order to obtain pre- clearance, Covered Persons subject to this requirement must contact the Compliance Officer in writing (such as e-mail) as far in advance as reasonably practicable before engaging in any transaction in the Company’s securities. The Compliance Officer is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade. Transactions prohibited by the Blackout Policy may not be pre-cleared.

Who is covered by the Pre-Clearance Policy?

•Members of the Board of Directors and Section 16 officers of Newell Brands Inc.;
•Executive Leadership Team members or members of any functionally similar committee established by the Chief Executive Officer of Newell Brands Inc.; and

•Covered Person Accounts of any of the persons listed above. It is the Covered Person’s responsibility to advise these other parties about the pre-clearance requirement.

What transactions are PROHIBITED without prior clearance under the Pre-Clearance Policy?

All transactions in Company securities and related derivative securities must be pre-cleared with the Compliance Officer. No transaction subject to the Pre-Clearance Policy may be effected without prior written (such as e-mail) approval by the Compliance Officer. The approval shall specify the amount of securities to be purchased or sold and the period for which approval of the transactions is in effect. If for any reason the proposed trade is not completed within the specified time period, the pre-clearance process must be repeated. With the exception of a pre- clearance approval of transactions undertaken in accordance with a Rule 10b5-1 plan, any pre-clearance approval is automatically revoked by imposition of an event-specific Blackout Period.

Pre-clearance is particularly important because it will enable the Compliance Officer to confirm that the transaction complies with the reporting requirements under Section 16(a), Rule 10b-5, Rule 144 and all other applicable provisions of the federal securities laws and does not expose a buyer or seller to short-swing profit recovery under Section 16(b) for directors and certain officers. However, each person is ultimately responsible for his or her compliance with the federal securities laws and, in particular, the avoidance of short-swing profits.

F.ADDITIONAL RESTRICTIONS AND PROCEDURES APPLICABLE ONLY TO DIRECTORS AND SECTION 16 OFFICERS

The Compliance Officer will assist directors and Section 16 officers in considering questions relating to their beneficial ownership of Company securities and their reporting obligations as well as possible liability associated with trading in such

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securities. The Filing Coordinator will be responsible for the preparation and filing of all Forms 3, 4 and 5 reports based on information furnished by directors and Section 16 officers.

Completion and Filing of Forms 3, 4 and 5

The Filing Coordinator will prepare, sign and file with the SEC, pursuant to powers of attorney obtained from and on behalf of each director and Section 16 officer of the Company, the following beneficial ownership reports:

•An initial report on Form 3 to disclose holdings of the Company’s equity securities as of the date he or she becomes a director/Section 16 Officer within 10 calendar days;

•Subsequent reports on Form 4 to disclose any change in beneficial ownership of the Company’s equity securities within two business days after the execution date (not the settlement date) of a transaction; and

•Annual Reports on Form 5 to disclose any holding or transaction not previously disclosed (either because of a failure to file or an exemption from current reporting) by February 14 of each year. If a Covered Person is not required to file a Form 5 in a given year, the Filing Coordinator will prepare a statement for the Covered Person’s confirmation to the effect that the Covered Person has no obligation to file a Form 5.

Each director and Section 16 officer must provide the Filing Coordinator all relevant information with respect to any transaction to be undertaken in the Company’s securities (e.g., purchase or sale, the number of shares involved, the price, etc.). In some cases, the pertinent information may rest with the Section 16 officer or director’s broker or with family members, trusts, partnerships, corporations or other entities in which he or she has a reportable beneficial or pecuniary interest. In all cases, however, it is the Section 16 officer or director’s obligation to collect the required information and forward it to the Filing Coordinator to ensure a complete, accurate and timely filing. Given the two business-day filing deadline, directors and Section 16 officers will not have an opportunity to review the form prior to filing, but a copy of the filed form will be provided to them. Please review the copy of the filed form and let the Filing Coordinator know as soon as possible if there are any changes that could require the filing of an amendment.

Compliance with Rule 144

All sales of the Company’s securities by a director or Section 16 officer of the Company shall be made in compliance with SEC Rule 144. Any director or Section 16 officer contemplating the sale of the Company’s securities must first contact the Compliance Officer and instruct his or her broker to do the same. The Filing Coordinator will assist the director/Section 16 officer or his/her broker with the preparation and filing of any required Form 144. This includes coordination between the Compliance Officer and the seller’s broker in connection with sales pursuant to Rule 10b5-1 plans.

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Prohibited Transactions

Members of the Board of Directors and Section 16 officers of Newell Brands Inc. also must comply with the following trading prohibitions:

•No trading during a pension plan blackout period; and

•After purchasing Company securities in the open market, the same class of Company securities may not then be sold in the open market during the six months following the purchase (or vice versa).

G.CORRECTIVE ACTION FOR NON-COMPLIANCE AND PROCEDURES FOR PROCESSING COMPLAINTS

Failure to comply with this Policy may include corrective action and enforcement subject to local legal requirements.

Questions about the Policy should be directed to a Compliance Officer. Complaints regarding this Policy, or a report of any violation of this Policy, may be submitted confidentially or anonymously via email to a Compliance Officer, ethics@newellco.com or via the Ethics Hotline at:
https://secure.ethicspoint.com/domain/media/en/gui/52773/index.html.

Upon receipt of a complaint, the Compliance Officer will: (i) determine whether the complaint relates to this Policy; and (ii) when possible, acknowledge receipt of the complaint to the sender. The review process shall, to the fullest extent possible, honor the confidentiality of the complainant.

Prompt and appropriate corrective action will be taken when and as warranted by a determination of the Compliance Officer. The Compliance Officer may utilize outside legal counsel and other experts and advisors to investigate allegations of improper insider trading.

The Chief Ethics & Compliance Officer shall maintain a record of all complaints, including, but not limited to, (a) substance of complaint; (b) date of receipt of the complaint; (c) actions taken to investigate the complaint and the dates on which such actions were taken; (d) recommendations made in response to the complaint and the date such recommendations were made; and (e) outcome of the investigation into the complaint and the date such determination was made (collectively, the “CO’s Log”). The above information shall be maintained on the CO’s Log for four (4) years from the date a complaint is made.

The Company will not take any inappropriate retaliatory action against any Company employee with respect to good faith reporting of complaints relating to or arising out of the Securities Transaction Policy.

The Company’s intent is to comply with all controlling national, federal, state, and local laws, rules, regulations and ordinances. If any portion of this Policy conflicts

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with any such law, the controlling law applies. This Policy shall be reviewed by the Compliance Officer on a periodic basis. Newell may modify, revise, amend or delete its policies and procedures in whole or in part, with or without notice, as it deems necessary or appropriate and/or to comply with changes in the law. This Policy is not intended, nor should it be construed, as a guarantee or promise of employment for any specific length of time, or to create a contract of employment or other contractual rights.

H.COMPANY TRANSACTIONS
From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions of its own securities.

/s/ Bradford R. Turner

Bradford R. Turner
Chief Legal & Administrative Officer and Corporate Secretary

Revision history: Updated February 2025
Policy Owner: Deputy General Counsel
Executive Sponsor: Chief Legal & Administrative Officer and Corporate Secretary